File Number: 033-64535

Dated 6/14/99

Dear AFL Stock Plan Participant:

As a participant in the AFL Stock Plan, we want to inform you of changes we are making in that program.

Effective immediately, initial and optional cash investment purchases will be made within seven business days from the date we receive your funds.

In addition, we increased the maximum cash investment for any calendar year to $250,000. (Except that, in the case of Associates, the $250,000 amount does not include the value of bonus contributions awarded under the Bonus Plan.)

Should you have any questions concerning the above, contact Shareholder Services at 1-800-235-2667, press option 2, then press option 3.